SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2017

Commission File Number 0-28800

_____

DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠   Form 40-F ⊠

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⊠   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2017, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 15 2017, entitled "OPERATING AND FINANCIAL RESULTS FOR THE PERIOD ENDED 31 DECEMBER 2016."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 15, 2017

By: /s/ Riaan Davel
    Name: Riaan Davel
    Title: Chief Financial Officer

OPERATING AND FINANCIAL RESULTS

for the six months ended 31 December 2016



KEY FEATURES

Increase in Mineral Reserves from 1.8Moz to **3.0Moz**	Operating profit up 4% to **R172.6 million**	All-in sustaining costs margin increased to **6.0%**	Headline loss **(2.4)cps**	Free cash outflow **(R9.7 million)**

REVIEW OF OPERATIONS

		Six months to 31 Dec 2016	Six months to 31 Dec 2015	% change [1]
Gold production	kg	**2 100**	2 253	(7)
	oz	**67 508**	72 436	(7)
Gold sold	kg	**2 077**	2 298	(10)
	oz	**66 768**	73 882	(10)
Cash operating costs	R per kg	**490 531**	429 271	14
	US$ per oz	**1 096**	982	12
All-in sustaining costs	R per kg	**531 948**	481 878	10
	US$ per oz	**1 184**	1 104	7
Average gold price received	R per kg	**572 443**	491 993	16
	US$ per oz	**1 273**	1 123	13
Operating profit	R million	**172.6**	165.9	4
Operating margin	%	**14.5**	14.7	(1)
All-in sustaining costs margin	%	**6.0**	4.0[2]	52
Headline (loss)/earnings	R million	**(10.2)**	10.9	(194)
	SA cents per share (cps)	**(2.4)**	2.6	(192)

[1] *% Change is rounded to the nearest percent and is based on the rounded amounts as presented, which are rounded to the nearest hundred thousand Rand.*
[2] *Restated. The report to shareholders for the six months ended 31 December 2015 presented 2.1% calculated on per unit costs and revenues. Subsequently, the all-in sustaining costs margin is calculated based on absolute amounts presented in the segment report.*

SHAREHOLDER INFORMATION

DRDGOLD Limited
(Incorporated in the Republic of South Africa) Registration No.1895/000926/06
JSE share code: DRD   NYSE trading symbol: DRD
ISIN: ZAE 000058723
("DRDGOLD" or "the Company" or "the Group")

Issued capital

431 429 767 ordinary no par value shares (30 June 2016: 431 429 767)

9 361 071 treasury shares held within the Group (30 June 2016: 9 361 071)

5 000 000 cumulative preference shares (30 June 2016: 5 000 000)

431 429 767 total ordinary no par value shares issued and committed (30 June 2016: 431 463 842)

Stock traded	JSE	NYSE[3]
Price		
Intra-day high	R12.62	$0.910
Intra-day low	R5.25	$0.370
Close	R7.41	$0.529

Market capitalisation		
As at 31 December 2016	(Rm)	3 196.9
As at 31 December 2016	(US$m)	228.2
As at 30 June 2016	(Rm)	3 680.1
As at 30 June 2016	(US$m)	254.5

[3] *This data represents per share data and not American Depository Receipt (ADR) data – one ADR reflects ten ordinary shares.*

DEAR SHAREHOLDER

SIX MONTHS ENDED 31 DECEMBER 2016 VS SIX MONTHS ENDED 31 DECEMBER 2015

Our primary aim is to generate a financial yield and to preserve and grow financial capital. In order to do so sustainably the demands of social and natural capital require equal attention and may, at times, take priority over financial capital, if only to reposition the business for its 'next phase'.

The last few months were a period during which we chose to devote capital and resources to natural capital, to first clean up and restore two reclamation sites in the Roodepoort and Johannesburg South areas, before moving on to the commissioning of two new reclamation sites in the central Witwatersrand and to the east. The Johannesburg South site, referred to as 'C-slime', had just been completed as I was writing this report. It was the more expensive one of the sites, since it required significant mechanical movement of materials in order for it to be introduced into the production feed system.

The second site, CMR, provided better grade and less mechanical movement of material, but remained significantly more expensive to mine per unit than the remainder of our reclamation portfolio. It will be done by the end of March.

The effect of the higher unit costs, as well as the consequences of mining materials at varying rates, densities and gold content are reflected in both the unit costs and lower recoveries which I refer to in the synopsis below. These dynamics were amplified first by dry conditions and low water qualities until late November, and then by flash floods from December onwards. On the whole conditions were less than ideal and most of our efforts went into limiting stoppage time and restoring and maintaining equilibrium in our reduction plant.

On the upside we are pleased to be approaching the end of the West Rand clean-up and that we managed to do this without excessively dipping into our cash balance, considering also the fact that our working capital balance increased by R70.5 million. The new 4L2 reclamation site, which has been ready and waiting for the last seven months, has now been commissioned and is being sequentially introduced into the system in proportion to the reduction of remaining West Rand materials. The new integrated water circuit will be completed in the third quarter. The new 4L37 reclamation site is in the process of being commissioned to stabilise reclamation volumes delivered to the Ergo plant.

We are pleased to have achieved a 66.6% addition of reserve, which implies a very substantial increase of mining over time, bringing us closer to our stated objective to mine as much of our 11.7Moz resource as we can.

Allow me also to extend a word of congratulations to Thembinkosi Manyeruke, who matriculated with a score of 100% in both mathematics and science. Hopefully, the extra classes Ergo offers to his high school in Tsakane (one of seven high schools where these classes are offered) contributed in some small measure to his success.

I now turn to the detailed financial and production report.

Financial review

Revenue rose by 5% to R1 188.8 million due to a 16% increase in the average Rand gold price received to R572 443/kg which countered the 10% decrease in gold sold. Total operating costs were 6% higher at R1 047.6 million; after accounting for these, operating profit was 4% higher at R172.6 million.

The operating margin remained stable at 14.5%, the 14% increase in cash operating cost per kilogram countered by the 16% increase in the Rand gold price received per kilogram. The all-in sustaining costs ("AISC") margin, however, was higher at 6.0%, the 16% increase in the Rand gold price received being markedly higher than the 10% increase in AISC per kg.

A headline loss of R10.2 million (2.4 South African cents) was recorded compared with headline earnings of R10.9 million (2.6 South African cents). This was due mainly to the commencement of the final clean-up and closure of various Crown sites causing accelerated depreciation and retrenchment costs of R18 million each.

Operational review

Gold production was 7% lower at 2 100kg, reflecting a 2% decline in throughput to 12 632 000t and a 6% decline in yield to 0.166g/t for the reasons discussed in the introduction to this letter. Gold sold was 10% lower at 2 077kg.

Cash operating unit costs increased by 14% to R490 531/kg due mainly to a 7% decrease in gold production but was compounded by an average increase in wages of 8.5%, as well as increases in electricity and water in excess of 9% and 14% respectively. Total cash operating costs were R1 030.1 million (R967.1 million)

All-in sustaining unit costs rose by 10% to R531 948/kg, with a 48% decrease in sustaining capital expenditure to R31.6 million, which was mostly directed towards the 4L37 reclamation site.

Two new reclamation sites have been commissioned in recent weeks. Reclaimed slimes from 4L2 – which contains some 11.9Mt at 0.30g/t – will report to the City Deep plant at a rate of 300 000tpm and then to the Ergo plant for gold extraction.

Reclaimed slimes from 4L37 – which contains 7.2Mt at 0.28g/t – will report directly to the Ergo plant at a rate of 300 000tpm for gold extraction for a period of 24 months.

Two other slimes dams – 4L50, containing 20.3Mt at 0.26g/t and 7L15, containing 17.1Mt at 0.26g/t – are being assessed currently in order to decide which should be prioritised for reclamation.

These new reclamation sites, together with the phasing out of the West Rand, are expected to enhance consistency in volume delivery and will obviously also come in at a much lower unit cost to reclaim than the West Rand clean-up sites.

Reserve conversion

DRDGOLD is pleased to announce its revised Mineral Resources and Mineral Reserves statement dated 31 December 2016, disclosing a 52.6% increase in Measured Mineral Resources and a 66.6% increase in Mineral Reserves from those previously reported as at 30 June 2016.

Measured Mineral Resources increased from 161.9Mt@0.29g/t to 261.5Mt@0.28g/t and Mineral Reserves from 170.9Mt@0.33g/t to 312.6Mt @0.30g/t.

This results in a 66.6% increase in Gold in Reserves from 1.8Moz to 3Moz and a five-year extension to the operating life of Ergo.

The revised Mineral Resources and Mineral Reserves statement flows from a drilling programme and pre-feasibility study begun in September 2016, aimed at re-evaluating DRDGOLD's surface gold tailings.

Tailings dumps and dams on the East Rand, to the east of the company's Ergo plant – specifically 7L15, Rooikraal and Grootvlei (6L16/6L17 and 6L17A) – were a particular focus, the intention being to add these to the mineral reserve base.

Sustainable development

The construction of the Central Water Facility on the footprint of the ERPM high density separation water treatment plant at a cost to date of R9.3 million will provide the two days' water storage required for the City and Knights operations. The facility will be commissioned by the end of March 2017.

Our total environmental expenditure for the six months was R26.1 million. This was attributable largely to our ongoing vegetation programme to clad and vegetate approximately 10ha on the Brakpan/Withok Tailings Storage Facility, 5ha on the Daggafontein Tailings Storage Facility and 10ha on the Crown Tailings Complex. Dust exceedances were very low despite the dry conditions until November and only four exceedances were recorded out of a total of 588 measurements (0.7%).

Approval was obtained from the National Nuclear Regulator and the Gauteng Department for Agriculture and Rural Development for the redevelopment of the cleared 4L8 site, post rehabilitation. Approximately 90ha of prime land are available.

Appointment of Non-executive Director

Mrs Toko Victoria Buyiswa Nomalanga Mnyango was appointed an Independent Non-executive Director of the Company with effect from 1 December 2016. Mrs Mnyango is Chief Executive Officer of Vitom Technologies (Pty) Ltd and Vitom Brands Communication (Pty) Ltd.

Niël Pretorius
Chief Executive Officer

15 February 2017

CONDENSED CONSOLIDATED INTERIM
Statement of Profit or Loss and Other Comprehensive Income

	Notes	Six months to 31 Dec 2016 Rm Unaudited	Six months to 31 Dec 2015 Rm Unaudited
Revenue		1 188.8	1 130.6
Cost of sales		(1 153.9)	(1 066.6)
Operating costs		(1 047.6)	(984.3)
Depreciation	2	(101.9)	(83.8)
Retrenchment costs	2	(18.3)	–
Movement in provision for environmental rehabilitation		–	(0.9)
Movement in gold in process		13.9	2.4
Gross profit from operating activities		**34.9**	**64.0**
Administration expenses and general costs	2	(32.6)	(29.3)
Results from operating activities		**2.3**	**34.7**
Finance income		19.9	16.1
Finance expenses		(22.5)	(23.7)
(Loss)/profit before tax		**(0.3)**	**27.1**
Income tax		3.0	(9.0)
Profit for the period		**2.7**	**18.1**
Attributable to:			
Equity owners of the parent		2.7	18.1
Profit for the period		**2.7**	**18.1**
Other comprehensive income			
Items that are or may be reclassified to profit or loss, net of tax			
Fair value adjustment of available-for-sale investments		3.0	8.4
Total comprehensive income for the period		**5.7**	**26.5**
Attributable to:			
Equity owners of the parent		5.7	26.5
Total comprehensive income for the period		**5.7**	**26.5**
Earnings per share [(1)]	3	0.6	4.3
Diluted earnings per share [(1)]	3	0.6	4.3

[(1)] All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented, which is rounded to the nearest hundred thousand Rand.

CONDENSED CONSOLIDATED INTERIM
Statement of financial position

	Notes	As at 31 Dec 2016 Rm Unaudited	As at 30 Jun 2016 Rm Audited	As at 31 Dec 2015 Rm Unaudited
Assets				
Non-current assets		1 786.3	1 818.4	1 876.0
Property, plant and equipment		1 560.2	1 600.5	1 665.3
Non-current investments and other assets		221.4	211.1	210.1
Deferred tax asset		4.7	6.8	0.6
Current assets		579.7	600.7	584.4
Inventories		186.7	160.7	173.5
Trade and other receivables		92.2	66.5	135.8
Current tax asset		0.2	6.7	11.7
Cash and cash equivalents	4	290.3	351.8	253.8
Assets held for sale	5	10.3	15.0	9.6
Total assets		**2 366.0**	**2 419.1**	**2 460.4**
Equity and Liabilities				
Equity		1 294.7	1 339.6	1 507.7
Non-current liabilities		773.5	766.0	682.9
Provision for environmental rehabilitation		527.7	522.9	499.0
Post-retirement and other employee benefits	2	41.7	31.6	10.4
Deferred tax liability		188.8	194.7	155.5
Finance lease obligation		15.3	16.8	18.0
Current liabilities		297.8	313.5	269.8
Trade and other payables		270.5	288.9	247.8
Tax payable		5.2	–	–
Post-retirement and other employee benefits	2	3.1	6.6	1.7
Finance lease obligation		2.8	2.4	2.2
Liabilities held for sale	5	16.2	15.6	18.1
Total liabilities		1 071.3	1 079.5	952.7
Total equity and liabilities		**2 366.0**	**2 419.1**	**2 460.4**

CONDENSED CONSOLIDATED INTERIM
Statement of changes in equity

	Six months to 31 Dec 2016 Rm Unaudited	Six months to 31 Dec 2015 Rm Unaudited
Balance at the beginning of the period	1 339.6	1 529.9
Total comprehensive income		
Profit for the period attributable to owners of the parent	2.7	18.1
Other comprehensive income		
Fair-value adjustment on available-for-sale investments	3.0	8.4
Transactions with the owners of the parent		
Dividends paid to owners of the parent	(50.6)	(42.2)
Treasury shares acquired	–	(6.5)
Balance as at the end of the period	**1 294.7**	**1 507.7**

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements for the period ended 31 December 2016 have been prepared under the supervision of DRDGOLD's Chief Financial Officer, Mr AJ Davel CA(SA). The condensed consolidated interim financial statements were authorised for issue by the directors on 10 February 2017.

CONDENSED CONSOLIDATED INTERIM

Statement of cash flows

	Notes	Six months to 31 Dec 2016 Rm Unaudited	Six months to 31 Dec 2015 Rm Unaudited
Net cash inflow from operating activities		**39.2**	68.7
Cash generated by operations		**17.7**	61.5
Interest received		**12.3**	9.6
Interest paid		**(1.8)**	(2.8)
Tax refunded		**11.0**	0.4
Net cash outflow from investing activities		**(48.9)**	(67.1)
Additions to property, plant and equipment		**(61.6)**	(60.3)
Proceeds on disposal of property, plant and equipment		**17.9**	–
Environmental rehabilitation payments		**(10.2)**	(6.1)
Other		**5.0**	(0.7)
Net cash outflow from financing activities		**(51.8)**	(72.2)
Loans and other borrowings		**(1.2)**	(23.5)
Treasury shares acquired		**–**	(6.5)
Dividends paid to owners of the parent		**(50.6)**	(42.2)
Decrease in cash and cash equivalents		**(61.5)**	(70.6)
Opening cash and cash equivalents		**351.8**	324.4
Closing cash and cash equivalents		**290.3**	253.8
Reconciliation of cash generated by operations			
(Loss)/profit before tax		**(0.3)**	27.1
Adjusted for:			
Depreciation	2	**101.9**	83.8
Movement in gold in process		**(13.9)**	(2.4)
Movement in provision for environmental rehabilitation		**–**	0.9
Profit on disposal of property, plant and equipment		**(12.9)**	(9.0)
Share-based payment expense	2	**16.1**	4.0
Environmental rehabilitation payments		**(5.0)**	–
Finance income		**(19.9)**	(16.1)
Finance expenses		**22.5**	23.7
Other non-cash items		**(0.3)**	–
Working capital changes		**(70.5)**	(50.5)
Change in trade and other receivables		**(33.5)**	(34.1)
Change in inventories		**(12.1)**	(2.4)
Change in trade and other payables		**(24.9)**	(14.0)
Cash generated by operations		**17.7**	61.5

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The condensed consolidated interim financial statement are prepared in accordance with the JSE Limited Listings Requirements (Listings Requirements) and the requirements of the Companies Act No. 71 of 2008 of South Africa. The Listings Requirements require that interim reports be prepared in accordance with and containing the information required by IAS 34: Interim Financial Reporting, as well as the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council. The accounting policies applied in the preparation of the condensed consolidated interim financial statements are in terms of International Financial Reporting Standards (IFRS) and are consistent with those applied in the previous consolidated annual financial statements.

These condensed consolidated interim financial statements of DRDGOLD for the six months ended 31 December 2016 have not been reviewed by an independent auditor.

	Six months to 31 Dec 2016 Rm Unaudited	Six months to 31 Dec 2015 Rm Unaudited
2. RESULTS FROM OPERATING ACTIVITIES includes:		
A. Depreciation		
Depreciation expense increased mainly due to the commencement of final clean-up and closure of a number of Crown sites. The depreciation of the carrying value of these assets has therefore been accelerated.	**101.9**	83.8
B. Retrenchment cost		
The commencement of the final clean-up and closure of the Crown sites described above also resulted in retrenchment costs of R18.3 million.	**18.3**	–
C. New long term incentive scheme (LTI)		
Post-retirement and other employee benefits as well as the share based payment expense consists mainly of the grant made in November 2015 under the new cash settled LTI scheme. The increase is due to the November 2015 grant being expensed for six months during the current reporting period compared to two months in the comparative period and was also influenced by the increase in the DRDGOLD share price to R7.41 at reporting date.	**16.1**	4.0

3. EARNINGS PER SHARE

	Six months to 31 Dec 2016 Rm Unaudited	Six months to 31 Dec 2015 Rm Unaudited
Reconciliation of headline (loss)/earnings		
Profit for the period attributable to equity owners of the parent	**2.7**	18.1
Adjusted for:		
– Profit on disposal of property, plant and equipment	**(12.9)**	(9.0)
– Income tax thereon	**–**	1.8
Headline (loss)/earnings	**(10.2)**	10.9
Weighted average number of ordinary shares in issue adjusted for treasury shares:	**422 068 696**	423 455 750
Diluted weighted average number of ordinary shares adjusted for treasury shares: (1)	**422 068 696**	423 455 750
Earnings per share (2)	**0.6**	4.3
Diluted earnings per share (2)	**0.6**	4.3
Headline (loss)/earnings per share (2)	**(2.4)**	2.6
Diluted headline (loss)/earnings per share (2)	**(2.4)**	2.6

(1) At 31 December 2016, no staff options remain outstanding. At 31 December 2015, 0.8 million options were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

(2) All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented which is rounded to the nearest hundred thousand Rand.

4. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is restricted cash of:

	31 Dec 2016 Rm Unaudited	30 Jun 2016 Rm Audited
– Cash held in escrow relating to the electricity dispute with Ekurhuleni Metropolitan Municipality	**71.0**	47.7
– Guarantees	**15.6**	15.2
– Cash held on behalf of the DRDSA Empowerment Trust	**6.1**	4.8
– Unclaimed dividends	**0.5**	0.2
	93.2	67.9

5. ASSETS AND LIABILITIES HELD FOR SALE

All regulatory approvals required for the disposal of certain underground mining and prospecting rights held by East Rand Proprietary Mines (ERPM) have now been obtained, with the exception of the approval required under Section 11 of the Mineral and Petroleum Resource Development Act (Section 11 Approval). Management has provided all the required information timeously and remains confident that this last outstanding regulatory approval will be obtained in due course.

DRDGOLD received a request from the purchaser to restructure the payment terms following the lapse in time awaiting Section 11 Approval.

6. SILICOSIS

In January 2013, DRDGOLD Limited, ERPM (the DRDGOLD respondents) and 23 other mining companies (the Other Mining Companies) were served with a court application for a class action by alleged former mineworkers and dependants of deceased mineworkers. In the pending application, the applicants allege that the Other Mining Companies and the DRDGOLD Respondents conducted underground mining operations in a negligent manner that caused occupational lung diseases.

On 17 January 2017, the DRDGOLD Respondents and the Other Mining Companies filed an appeal against the judgement handed down by the South Gauteng High Court, Johannesburg (Court) on 13 May 2016, in which judgement the Court ordered the certification of a single class action comprising two separate and distinct classes – a silicosis class and a tuberculosis class.

7. FAIR VALUES

The carrying values of financial instruments approximate their fair values.

8. SUBSEQUENT EVENTS

There were no subsequent events between the reporting date of 31 December 2016 and the date of issue of these condensed consolidated interim financial statements.

9. OPERATING SEGMENTS

The following summary describes the operations in the group's reportable operating segment:

– **Ergo** is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg's central business district as well as the East and Central Rand goldfields. The operation comprises four plants. Ergo and Knights continue to operate as metallurgical plants and Crown and City Deep continue as pump/milling stations feeding the metallurgical plants.

Corporate office and other reconciling items are taken into consideration in the strategic decision-making process of the chief operating decision maker (CODM) and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.

The Group's revenue stream consists of the sale of gold bullion.

	Six months to 31 Dec 2016 Unaudited			Six months to 31 Dec 2015 Unaudited		
	Ergo	**Corporate office and other reconciling items**	**Total**	Ergo	Corporate office and other reconciling items	Total
	Rm	**Rm**	**Rm**	Rm	Rm	Rm
Revenue	**1 188.8**	**–**	**1 188.8**	1 130.6	–	1 130.6
Cash operating costs	**(1 030.1)**	**–**	**(1 030.1)**	(967.1)	–	(967.1)
Movement in gold in process	**13.9**	**–**	**13.9**	2.4	–	2.4
Operating profit	**172.6**	**–**	**172.6**	165.9	–	165.9
Administration expenses and general costs	**(14.7)**	**(32.5)**	**(47.2)**	(2.4)	(36.2)	(38.6)
Finance income	**2.9**	**9.3**	**12.2**	0.8	8.2	9.0
Finance expenses	**(1.5)**	**(0.4)**	**(1.9)**	(2.1)	–	(2.1)
Retrenchment costs	**(18.3)**	**–**	**(18.3)**	–	–	–
Income tax [(1)]	**(0.8)**	**–**	**(0.8)**	(0.6)	–	(0.6)
Working profit before capital expenditure	**140.2**	**(23.6)**	**116.6**	161.6	(28.0)	133.6
Additions to property, plant and equipment	**(61.4)**	**(0.2)**	**(61.6)**	(60.5)	–	(60.5)
Additions to listed investments	**–**	**–**	**–**	–	(1.3)	(1.3)
Working profit after capital expenditure and additions	**78.8**	**(23.8)**	**55.0**	101.1	(29.3)	71.8

(1) Income tax excludes deferred tax.

Reconciliation of profit for the period						
Working profit before capital expenditure	**140.2**	**(23.6)**	**116.6**	161.6	(28.0)	133.6
– Depreciation	**(101.8)**	**(0.1)**	**(101.9)**	(83.8)	–	(83.8)
– Movement in provision for environmental rehabilitation	**–**	**–**	**–**	(1.1)	0.2	(0.9)
– Growth in environmental rehabilitation trust funds and reimbursive right	**5.2**	**2.5**	**7.7**	5.0	2.1	7.1
– Profit on disposal of property, plant and equipment	**0.1**	**12.8**	**12.9**	9.0	–	9.0
– Unwinding of provision for environmental rehabilitation	**(20.1)**	**(0.6)**	**(20.7)**	(20.7)	(0.8)	(21.5)
– Ongoing rehabilitation expenditure	**(10.8)**	**–**	**(10.8)**	(11.6)	(0.4)	(12.0)
– Other operating (costs)/income including care and maintenance costs	**(6.6)**	**1.7**	**(4.9)**	0.6	(5.7)	(5.1)
– Deferred tax	**5.9**	**(2.1)**	**3.8**	(7.7)	(0.6)	(8.3)
Profit for the period	**12.1**	**(9.4)**	**2.7**	51.3	(33.2)	18.1
Reconciliation of all-in sustaining costs						
Cash operating costs			**(1 030.1)**			(967.1)
Movement in gold in process			**13.9**			2.4
Administration expenses and general costs			**(47.2)**			(38.6)
Other operating (costs)/income excluding care and maintenance costs			**(1.4)**			0.5
Movement in provision for environmental rehabilitation			**–**			(0.9)
Unwinding of provision for environmental rehabilitation			**(20.7)**			(21.5)
Capital expenditure (sustaining)			**(31.6)**			(60.5)
All-in sustaining costs			**(1 117.1)**			(1 085.7)
Retrenchment costs			**(18.3)**			–
Care and maintenance costs			**(3.5)**			(5.7)
Ongoing rehabilitation expenditure			**(10.8)**			(12.0)
Capital expenditure (non-sustaining)			**(30.0)**			–
Capital recoupment			**5.0**			–
All-in costs			**(1 174.7)**			(1 103.4)
Operational performance						
Ore milled						
Metric (000't)			**12 632**			12 835
Imperial (000't)			**13 924**			14 148
Yield						
Metric (g/t)			**0.166**			0.176
Imperial (oz/t)			**0.005**			0.005
Gold produced						
Metric (kg)			**2 100**			2 253
Imperial (oz)			**67 508**			72 436
Cash operating costs						
(R/t)			**82**			75
(US$/t)			**5**			5
Cash operating costs R per kg			**490 531**			429 271
Cash operating costs US$ per oz			**1 096**			982
All-in sustaining costs* R per kg			**531 948**			481 878
All-in sustaining costs* US$ per oz			**1 184**			1 104
All-in cost * R per kg			**559 353**			489 766
All-in cost * US$ per oz			**1 245**			1 122

** Cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.*

There has been no material change to the technical information relating to, *inter alia*, the Group's reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the announcement published on SENS on 2 February 2017. Investors are advised to read said announcement with the Company's annual reports for the year ending 30 June 2016.

RESULTS

The condensed consolidated interim financial statements of DRDGOLD for the six months ended 31 December 2016 are available on the DRDGOLD website as well as at the Company's Registered Office.

FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2016, which we filed with the United States Securities and Exchange Commission on 31 October 2016 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report has not been reviewed and reported on by DRDGOLD's auditors.

DIRECTORS (*British)(American)**
Executives:
DJ Pretorius (Chief Executive Officer)
AJ Davel (Chief Financial Officer)
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
EA Jeneker
J Turk **
JA Holtzhausen
TVBN Mnyango
(Appointed 1 December 2016)
Company Secretary:
R Masemene
Sponsor
One Capital

FOR FURTHER INFORMATION CONTACT NIËL PRETORIUS:

Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com

Off Crownwood Road,
Crown Mines, 2092
PO Box 390, Maraisburg, 1700,
South Africa